EXHIBIT 16.1

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants and Advisors	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Direct Line: (604) 646-4390
E-mail: jjai@bdo.ca

September 30, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Dear Ladies and Gentlemen;

We are the former independent auditors for Sunridge International, Inc. (formerly Tari, Inc.) (the “Company”).  We have read the Company’s disclosure in the section “Changes in Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8K dated September 29, 2009 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

Yours very truly,

/s/ BDO Dunwoody LLP

BDO Dunwoody LLP
Chartered Accountants

JJ/sm

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario